Albert Lung

650.843.7263
alung@morganlewis.com

February 1, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 3030
Washington, D.C. 20549
Attention: Brian Cascio
Julie Sherman

Re:    Alpha and Omega Semiconductor Limited
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 26, 2016
File No. 001-34717

Dear Mr. Cascio:

On behalf of Alpha and Omega Semiconductor Limited (the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated January 27, 2017 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed on August 26, 2016 (the “2016 Form 10-K”).

The numbered paragraph below restates the numbered paragraph in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments. Unless otherwise defined herein, capitalized terms are as defined in the Application.
Form 10-K for the Fiscal Year Ended June 30, 2016
Item 9A. Management’s Annual Report on Internal Control over Financial Reporting, page 57

1.
Please amend your filing to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting - e.g., COSO framework (2013). In addition, revise the report to include management’s conclusion on the effectiveness of your internal control over financial reporting as of the end of the period, including a clear statement as to whether or not internal control over financial reporting is effective. Refer to Items 308(a)(2) and (3) of Regulation S-K.

In response to the Staff’s comment, the Company notes that it has filed a Form 10-K/A concurrently with the submission of this response letter to identify the COSO framework and expressly state the conclusion of the management’s assessment of the effectiveness of the Company’s internal control over financial reporting. As discussed with the Staff on the telephone on January 31, 2017, we note that the Company has always included such disclosures in its Annual Reports on Form 10-Ks filed prior to 2016. However, during the process of preparing the 2016 Form 10-K, the Company inadvertently omitted the paragraph that contained such disclosures.

* * * *
We hope you find that our responses have adequately addressed the concern you raised in the Comment Letter and subsequent verbal comment. If you should require any additional information in connection with our responses, please feel free to contact the undersigned at 650.843.7263.

Sincerely,

/s/ Albert Lung
Albert Lung

Enclosure

cc: Yifan Liang

    2